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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )*

                        APPLIED FILMS CORPORATION
                             (Name of Issuer)

                   Common Stock, No Par Value Per Share
                      (Title of Class of Securities)

                                038197109
                              (CUSIP Number)

                       Voluntary** (see note below)
                   (Date of Event which Requires Filing
                            of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on January 12, 1998, as amended by Amendment No. 1 thereto, filed on February 4, 1998.

                            Page 1 of 6 pages

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CUSIP No.  038197109               13G                       Page  2 of 6 Pages

        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cumberland Associates LLC

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

                         5  SOLE VOTING POWER
                            41,700

     NUMBER OF           6  SHARED VOTING POWER
      SHARES                148,300
   BENEFICIALLY
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING              41,700
      PERSON
       WITH
                         8  SHARED DISPOSITIVE POWER
                            148,300


        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           190,000

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.5%

       12  TYPE OF REPORTING PERSON*
           OO, IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!

                            Page 2 of 6 pages

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Item 1(a)                          Name of Issuer:

                                   Applied Films Corporation (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   Offices:

                                   6797 Winchester Circle
                                   Boulder, Colorado 80301

Items 2(a)                         Name of Person Filing:

                                   This statement is being filed by
                                   Cumberland Associates LLC to replace,
                                   pursuant to Securities Exchange Act
                                   Release No. 34-39538, Cumberland
                                   Associates LLC's Schedule 13D, filed
                                   on January 12, 1998, as amended by
                                   Amendment No. 1 thereto, filed on
                                   February 4, 1998. Cumberland
                                   Associates LLC is a limited liability
                                   company organized under the laws of
                                   the State of New York, and is engaged
                                   in the business of managing, on a
                                   discretionary basis, thirteen
                                   securities accounts (the "Accounts"),
                                   the principal one of which is
                                   Cumberland Partners. K. Tucker
                                   Andersen, Gary Tynes, Oscar S.
                                   Schafer, Bruce G. Wilcox, Glenn
                                   Krevlin, Andrew Wallach and Eleanor
                                   Poppe are the members (the "Members")
                                   of Cumberland Associates LLC.

Item 2(b)                          Address of Principal Business Office:

                                   The address of the principal business
                                   and office of Cumberland Associates
                                   LLC and each of the Members is 1114
                                   Avenue of the Americas, New York, New
                                   York 10036.

Item 2(c)                          Citizenship:

                                   Cumberland Associates LLC is a New
                                   York limited liability company. Each
                                   of the Members is a citizen of the
                                   United States.

Item 2(d)                          Title of Class of Securities:

                                   Common Stock, no par value per share

                                   (the "Shares")

Item 2(e)                          CUSIP Number:

                                   038197109

Item 3                             Not Applicable

                            Page 3 of 6 pages

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Item 4.                            Ownership:

Item 4(a)                          Amount Beneficially Owned:

                                   As of the date hereof, Cumberland
                                   Associates LLC may be deemed the
                                   beneficial owner of 190,000 Shares.

Item 4(b)                          Percent of Class:

                                   The number of Shares of which
                                   Cumberland Associates LLC may be
                                   deemed to be the beneficial owner
                                   constitutes approximately 5.5% of the
                                   total number of Shares outstanding.

Item 4(c)                          Number of shares as to which such person has:

                                   (i)      Sole power to vote or to direct the
                                            vote:   41,700

                                   (ii)     Shared power to vote or to direct
                                            the vote:  148,300

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of: 41,700

                                   (iv)     Shared power to dispose or to
                                            direct the disposition of:
148,300

Item 5                             Ownership of Five Percent or Less of a Class:

                                   Not Applicable

Item 6                             Ownership of More than Five Percent on
                                   Behalf of Another Person:

                                   The beneficial owners of the Accounts
                                   have the right to participate in the
                                   receipt of dividends from, or proceeds
                                   from the sale of, the Shares held for

                                   each Account in accordance with their
                                   ownership interests in each such
                                   Account.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                   Not Applicable

Item 8 Identification and Classification of Members of the Group:

                                   Not Applicable

                            Page 4 of 6 pages

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Item 9                             Notice of Dissolution of Group:

                                   Not Applicable

Item 10                            Certification:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Page 5 of 6 pages

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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 6, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By: /s/ Bruce G. Wilcox
                                               -----------------------------
                                            Name:  Bruce G. Wilcox
                                            Title:  Member

                            Page 6 of 6 pages